UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“Michel Demaré to retire from Syngenta Board”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Sydne Saccone		Andrew McConville
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 0618
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323	Paul Minehart
Fax:	+41 61 323 2424	USA	+1 202 737 8913

www.syngenta.com		media.relations@syngenta.com

Basel, Switzerland, December 22, 2017

Michel Demaré to retire from Syngenta Board

•	Jürg Witmer appointed Lead Independent Director

•	Carl Casale nominated to join the Board

Syngenta’s Vice Chairman and Lead Independent Director Michel Demaré, has decided to retire from the Board after five years of service. Jürg Witmer, a Member of the Syngenta Board of Directors since 2006, has been nominated by the Board to become Lead Independent Director from 1 January, 2018.

Mr. Carl Casale, former CEO of agriculture company CHS Inc., has been nominated by the Board to join as an Independent Director. Mr. Casale has a long history in agriculture having also spent 26 years at Monsanto before his six years at CHS.

“Following the announcement of the sale to ChemChina in February 2016, I accepted the invitation from Chairman Ren Jianxin to stay on the Board of Syngenta. My aim was to facilitate closing of the transaction, implementing the new governance and to support the newly hired CEO, to drive needed strategic and operational changes. Almost two years later, I think I have contributed all that I can bring to Syngenta and to its new owner, so it is time for me to move on at the end of the year”, Mr. Demaré said.

Ren Jianxin, Chairman of ChemChina and Syngenta Boards, said: “We greatly appreciate the tremendous contributions Michel Demaré made as Chairman of the Board until the ChemChina deal closed in May, and then as Vice Chairman, helping ensure Syngenta is set up for long term success. I am glad Jürg Witmer will follow as Lead Independent Director given his vast board experience and knowledge of Syngenta. And I look forward to the addition of Carl Casale to the Board given his deep agriculture experience.”

Syngenta – December 22, 2017 / Page 1 of 2

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities.

To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this press release are forward-looking statements. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any forward-looking statements. These statements are generally identified by words or phrases such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "should", "estimate", "predict", "potential", "continue" or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. Syngenta disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this press release or otherwise.

Syngenta – December 22, 2017 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	December 22, 2017	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Markus Widmer
			Name:	Markus Widmer
			Title:	Legal Counsel